Exhibit 99.04

                                                              Company's Form 8-K
                                                              August 7, 1996

                                                              Page 2

          In July 1996, a complaint seeking equitable relief was filed in the U.S. District Court for the Southern District of New York by the U.S. Department of Justice, naming twenty-four major brokerage firms, including the Company's subsidiary Smith Barney Inc., as defendants. A proposed settlement has been agreed to by the parties, subject to approval of the court. Pursuant to this settlement, the defendants, without admitting any liability, would agree not to engage in certain practices relating to the quoting of Nasdaq securities and would further agree to implement a program to ensure compliance with federal antitrust laws and with the terms of the settlement. No monetary fines or penalties are imposed as part of the settlement.
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                                                              Exhibit 99.05

                                                              Company's Form 8-K
                                                              March 6, 1997

                                                              Page 2

          In December 1996, a complaint seeking unspecified monetary damages was filed by Orange County, California against numerous brokerage firms, including Smith Barney Inc., in the U.S. Bankruptcy Court for the Central District of California. Plaintiff alleges, among other things, that defendants recommended and sold to plaintiff unsuitable securities. The Company believes it has meritorious defenses to this action and intends to contest the allegations. The case, entitled County of Orange et al. v. Bear, Stearns & Co. Inc. et al., has been stayed by agreement of the parties.